SEC Mail Processing Section

APR 16 2009

Washington, DC 101

09040466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinko Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, 20th Fl
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Shinobu Sonoda (212) 213 3168 x100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Shinko Securities (U.S.A.) Inc.

Statement of Financial Condition
March 31, 2009

Shinko Securities (U.S.A.) Inc.
Index
March 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Shinko Securities (U.S.A.) Inc. (the "Company") at March 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 13, 2009

Shinko Securities (U.S.A.) Inc.
Statement of Financial Condition
March 31, 2009

Assets	
Cash and cash equivalents	$ 2,415,903
Receivable from clearing brokers	248,687
Investments, at market value	4,716,315
Due from affiliate	19,550
Furniture and fixtures, equipment and leasehold improvements, net of accumulated depreciation and amortization of $76,663	38,255
Prepaid tax	101,260
Tax receivable	106,085
Deferred tax asset	127,288
Prepaid expenses	21,195
Security deposit	3,000
Total assets	$ 7,797,538
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 481,221
Total liabilities	481,221
Stockholder's equity	
Common stock, $10,000 par value, 3,000 shares authorized, 500 shares issued and outstanding	5,000,000
Retained earnings	2,316,317
Total stockholder's equity	7,316,317
Total liabilities and stockholder's equity	$ 7,797,538

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Shinko Securities (U.S.A.) Inc. (the "Company") was incorporated on April 16, 2002. The Company was registered with the Securities and Exchange Commission as a broker-dealer in securities and became a member of the National Association of Securities Dealers, Inc. on November 25, 2002. The Company engages primarily in brokerage services with respect to U.S. and non-U.S. securities. The Company is a wholly owned subsidiary of Shinko Securities Holdings, Inc. (the "Parent").

The Company executes and clears all foreign securities through Shinko Securities Co., Ltd. (the "Affiliate") on a delivery versus payment basis. The only customer of the Company for U.S. securities is the Affiliate. The Company executed and cleared U.S. securities transactions on a fully disclosed basis through Jefferies and Company, Inc. ("Jefferies"). In January of 2009, the Company terminated its services with Jefferies. The Company began clearing and executing U.S. securities transactions through Merrill Lynch & Co., Inc. in November of 2008. The Company does business with institutional customers in the United States, Japan, United Kingdom, Hong Kong and other countries.

In March 2007, Mizuho Securities Co., Ltd. "MHSC" and the affiliate announced an intention to merge effective January 1, 2008, subject to regulatory approval. The merger was postponed until March 2009. On March 4, 2009, MHSC and the Affiliate signed an agreement to merge effective May 7, 2009 subject to shareholder approval and regulatory approval by the Financial Services Authority (FSA).

2. Significant Accounting Policies

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP"), which allows the Company to defer the adoption of FIN 48 until annual periods beginning after December 15, 2008. The Company has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and estimable. Based on its continued analysis, the Company believes that the adoption of FIN 48 will not have a material impact on its financial statements upon adoption. However, the Company's conclusion regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

Effective April 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on

earnings. The adoption of SFAS 157 did not have an impact on the Company's Statement of Financial Condition or Statement of Operations.

Cash and cash equivalents consist of cash and financial investments which are readily convertible into cash and have a maturity date of three months or less. At March 31, 2009 the Company has a time deposit of $2 million with an affiliate.

The Company records all securities transactions on a trade-date basis.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company's functional currency is the United States dollar. Commissions for foreign securities that are denominated in Japanese Yen are translated into U.S. dollars on a monthly basis.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes.* Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined.

As of March 31, 2007, the Company had net capital of $4,475,215 as compared with the required minimum net capital of $250,000.

The Company clears all transactions with and for customers through the Affiliate and the U.S. brokers claim exemption under sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

4. Income Taxes

The Company has a gross deferred tax asset of $232,299 primarily related to temporary differences attributable to merger related costs. The Company establishes a valuation allowance for deferred tax assets when management believes that it is more likely than not that the Company will not generate sufficient taxable income. As of March 31, 2009, the Company recorded a valuation allowance of $105,011 against New York City and New York State deferred tax assets as the Company believes it is more likely than not the deferred tax asset will not be realized. No valuation allowance was recorded for the remaining federal deferred tax asset as the Company has enough taxable income to carryback these net operating losses over three years.

5. Equipment and Leasehold Improvements

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at March 31, 2009:

	Historical Cost
Office equipment	$ 86,622
Leasehold improvements	28,296
	114,918
Less: Accumulated depreciation and amortization	76,663
Net equipment and leasehold improvements	$ 38,255

6. Investments

Investments are comprised of a money market fund which consists primarily of domestic and foreign certificates of deposits and bankers acceptances, as well as commercial paper.

7. Commitments and Contingencies

The Company leases office space under an operating lease that expires on September 29, 2011.

8. Merger Related Costs

At March 31, 2009, the Company has recorded liabilities associated with the pending merger of the Parent and Mizuho Securities USA Inc., a consolidated subsidiary of MHSC. These liabilities are primarily related to contract termination costs and are included in accounts payable and accrued expenses on the statement of financial condition. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Cost Associated with Exit or Disposal Activities" a liability for costs to terminate a contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. The Company notified the landlord of their intention to terminate its operating lease prior to March 31, 2009 and has recorded a liability of $421,914 for the remaining lease payments in accordance with the contract. In addition, to terminating the lease agreement, the Company also terminated its data processing services, which resulted in a liability of $20,000.

9. Financial Instruments with Off-Balance Sheet Risk

The Company is engaged in various brokerage activities. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears all U.S. securities transactions through its clearing brokers on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing brokers, the clearing brokers may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2009, the Company has recorded no liabilities with regard to their rights.

In addition, the Company has the right to pursue collection or performance from the counterparty if it does not perform under its contractual obligations.

Receivable from clearing brokers represents cash balances on deposit with and commissions receivable from the Company's clearing brokers. In addition, the clearing brokers hold the Company's investments. The Company is subject to credit risk should the clearing brokers be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value as the balances are short-term and interest bearing. The Company monitors the credit standing of the clearing brokers.

10. Related Party Transactions

Due from affiliate represents commissions receivable at March 31, 2009.

The Company has cash of $2,013,051 on deposit with a related party.

11. Subsequent Event

On March 4, 2009 MHSC and the Affiliate signed an agreement to merge effective May 7, 2009, pending shareholder approval and regulatory approval by the FSA. As a result of the merger, the Parent, a consolidated subsidiary of the Affiliate and Mizuho Securities USA Inc., a consolidated subsidiary of MHSC, will merge effective May 7, 2009. Mizuho Securities USA Inc. will be the surviving company. If the merger goes into effect, the Company will be liquidated prior to the effective date. As a result of the pending merger the Company has decided to abandon all of its fixed assets and will expense the remaining balance of furniture and fixtures, equipment and leasehold improvements in April and May of 2009, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets."

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.

In planning and performing our audit of the financial statements of Shinko Securities (U.S.A.) Inc. (the "Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the SEC, Financial Industries Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 13, 2009